CM


02003657

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 27 2002

SEC FILE NUMBER
8-50875

FV 3-4-02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PBHG Fund Distributors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 Liberty Ridge Drive
(No. and Street)

Wayne	PA	19087-5593
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T. Brophy — 610-578-1281
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael T. Brophy, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PBHG Fund Distributors, as of February 5, 2002, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Donna S. Archer

Notary Public

Notarial Seal
Donna S. Archer, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Dec. 19, 2005
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Board of Directors
PBHG Fund Distributors, Inc.:

We have audited the accompanying balance sheet of PBHG Fund Distributors, Inc. (the Company) as of December 31, 2001, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PBHG Fund Distributors, Inc. at December 31, 2001, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 15, 2002



PBHG FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Pilgrim Baxter and Associates, Ltd.)

Balance Sheet

December 31, 2001

Assets		
Cash	$	157,377
Commissions receivable from affiliate		15,866
Receivable from affiliate		96,180
Prepaid registration fees		114,200
Total assets	$	383,623
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	13,845
Commitments:		
Stockholder's equity:		
Common stock, $100 par value, 100,000 shares authorized; 10 shares issued and outstanding		1,000
Additional paid-in capital		619,000
Accumulated deficit		(250,222)
Total stockholder's equity		369,778
Total liabilities and stockholder's equity	$	383,623

See accompanying notes to financial statements.

PBHG FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Pilgrim Baxter and Associates, Ltd.)

Statement of Operations

Year ended December 31, 2001

Revenues:		
Commissions	$	89,360
Operating expenses:		
Distribution fees		83,863
Registration fees		66,314
Consulting fees		17,077
Other fees		6,060
Total operating expenses		173,314
Net loss	$	(83,954)

See accompanying notes to financial statements.

PBHG FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Pilgrim Baxter and Associates, Ltd.)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(83,954)
Change in operating assets and liabilities:		
Increase in commissions receivable from affiliate		(15,866)
Increase in receivable from affiliate		(96,180)
Increase in prepaid registration fees		(114,200)
Increase in commissions payable		13,845
Net cash used in operating activities		(296,355)
Cash flows from financing activities:		
Capital contributions		370,000
Net increase in cash		73,645
Cash, beginning of year		83,732
Cash, end of year	$	157,377

See accompanying notes to financial statements.

PBHG FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Pilgrim Baxter and Associates, Ltd.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2000	$ 1,000	249,000	(166,268)	83,732
Capital contributions	—	370,000	—	370,000
Net loss	—	—	(83,954)	(83,954)
Balance, December 31, 2001	$ 1,000	619,000	(250,222)	369,778

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

PBHG Fund Distributors, Inc. (the Company) is a wholly owned subsidiary of Pilgrim Baxter and Associates, Ltd. (PBA), which is a wholly owned subsidiary of Old Mutual (U.S.) Holdings Inc. (OMUSH), which in turn is an indirect, wholly owned subsidiary of Old Mutual, plc, an international financial services group based in London. The Company commenced operations on June 1, 1998. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state law, and acts exclusively as principal underwriter and distributor for the PBHG Advisor Funds (the Funds) managed by PBA. The Company promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing of the National Association of Securities Dealers, Inc. The Company prepares its financial statements on an accrual basis.

Income is derived from commissions received from the sale of shares of the Funds managed by PBA. Expenses include those directly related to the Company's wholesale broker-dealer and distribution activities. No allocations are made by PBA for overhead, administrative services, rent, or compensation paid to an employee whose primary duties do not relate to distribution activities.

(a) Cash

At December 31, 2001, the Company has all of its cash on deposit with major banks.

(b) Revenue Recognition

Commission income is accrued as earned based upon Fund sales commissions retained by the Company after reallowance to other broker-dealers.

(c) Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than anticipated changes in the tax law or rates.

The net loss of the Company is included in the consolidated federal income tax return of OMUSH. The benefit of using this loss in the consolidated federal income tax return will not be paid to the Company by OMUSH. The Company is registered as a business trust in the state of Pennsylvania and is exempt from state taxes. As a result of this and the Company's current year net loss and accumulated deficit, the Company has no income tax attributes recorded in the accompanying financial statements.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts and disclosures reported in the accompanying financial statements.

(Continued)

(2) Stockholder's Equity

The Company has 100,000 shares of common stock authorized, ten of which are issued and outstanding. PBA has agreed to provide capital contributions to the Company as necessary for it to maintain compliance with minimum net capital requirements. During the year ended December 31, 2001, PBA made a $370,000 capital contribution to the Company.

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of a minimum net capital of $25,000 and maintenance of a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Further, capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $143,532, which was $118,532 in excess of the minimum net capital required, and a ratio of aggregate indebtedness to net capital of 0.10 to 1.

At December 31, 2001, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(1) of such rule) of the Act as it is a broker-dealer which deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities.

(4) Related-Party Transactions

The Company remits its revenues to PBA. Cash so remitted is used to satisfy obligations for operating expenses directly related to the Company's wholesale broker-dealer and distribution activities and intercompany tax obligations (as described in note 1), with the balance, if any, accounted for as a receivable from Parent.

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

(5) Commitments and Contingent Liabilities

The Company may be subject to legal proceedings and claims that may have arisen in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions, if any, will not materially adversely affect the results of operations or financial condition of the Company.

PBHG FUND DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Pilgrim Baxter and Associates, Ltd.)

Supplementary Information

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2001

The accompanying Schedule 1 is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

At December 31, 2001, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(1) of such rule) of the Act as it is a broker-dealer which deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities. Because of this exemption, the Company has not included the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

See accompanying independent auditors' report.

Schedule I

PBHG FUND DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of Pilgrim Baxter and Associates, Ltd.)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2001

Net capital:		
Total stockholder's equity	$	369,778
Deduct nonallowable assets:		
Commissions receivable from affiliate		15,866
Receivable from affiliate		96,180
Prepaid registration fees		114,200
		226,246
Haircut on securities owned		—
Net capital	$	143,532
Aggregate indebtedness	$	13,845
Computation of basic net capital requirement:		
Minimum net capital required: 6 2/3% of total aggregate indebtedness, but not less than $25,000	$	25,000
Excess of net capital over requirement	$	118,532
Excess net capital at 1500 percent	$	142,609
Excess net capital at 1000 percent	$	142,147
Ratio of aggregate indebtedness to net capital		0.10 to 1
Reconciliation with PBHG Fund Distributors, Inc. computation included in Part II of Form X-17a-5 as of December 31, 2001:		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	144,580
Adjustments made to correct financial statements:		
Receivable from affiliate		96,180
Prepaid registration fees		99,270
Commissions receivable		(2,084)
Commissions payable		(1,048)
Adjust reported non-allowable assets:		
Receivable from affiliate		(96,180)
Prepaid registration fees		(99,270)
Commissions receivable from affiliate		2,084
Net capital per above	$	143,532



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Supplemental Independent Auditors' Report on the Internal Control Structure Required by SEC rule 17a-5

To the Board of Directors,
PBHG Fund Distributors, Inc.

In planning and performing our audit of the basic financial statements of PBHG Fund Distributors, Inc. as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of such practices and procedures) followed by PBHG Fund Distributors, Inc., including test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Since PBHG Fund Distributors, Inc. does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by PBHG Fund Distributors, Inc. in: making quarterly securities examinations, counts verifications and comparisons; recordation of differences required by rule 17a-13; and, complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of PBHG Fund Distributors, Inc. is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and related practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which PBHG Fund Distributors, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not





reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the basic financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report in intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and state and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

February 15, 2002



PBHG FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Pilgrim Baxter and Associates, Ltd.)

Financial Statements with Supplementary Information

December 31, 2001

(With Independent Auditors' Report Thereon)